SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED] for the transition period from ______________ to ______________

Commission file number 1-9396

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Fidelity National Financial, Inc. 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Financial, Inc., 17911 Von Karman Avenue, Suite 300, Irvine, CA 92614.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors’ Report

The Advisory Committee
Fidelity National Financial, Inc.
     401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H — Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

      /s/ KPMG LLP

Los Angeles, California
June 26, 2002

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000

Assets
Investments, at fair value (note 3):
Common/collective trust	$110,183,011	11,141,970
Mutual funds	304,681,315	58,097,110
Fidelity National Financial, Inc. Common Stock	39,278,427	16,820,150
Participant loans	19,354,234	3,292,739

Total investments	473,496,987	89,351,969

Receivables:
Participant contributions	1,340,679	391,780
Employer contributions	518,295	147,044
Due from broker for securities sold	457,302	1,103,389
Accrued interest	128,994	37,846

Total receivables	2,445,270	1,680,059

Total assets	475,942,257	91,032,028

Liabilities
Due to broker for securities purchased	643,592	168,923

Total liabilities	643,592	168,923

Net assets available for benefits	$475,298,665	90,863,105

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000

	2001	2000

Additions:
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(39,238,906)	8,601,107
Interest and dividends	4,765,276	2,085,800

Total investment (loss) income	(34,473,630)	10,686,907

Contributions:
Participant	43,871,142	13,627,715
Employer	24,571,308	3,264,402

Total contributions	68,442,450	16,892,117

Transfer in of net assets of merged plans	404,820,581	—

Total additions	438,789,401	27,579,024

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	54,244,588	4,770,342
Administrative expenses	109,253	15,880

Total deductions	54,353,841	4,786,222

Net increase	384,435,560	22,792,802
Net assets available for benefits:
Beginning of year	90,863,105	68,070,303

End of year	$475,298,665	90,863,105

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Description of Plan

The following description of the Fidelity National Financial, Inc. (the Company) 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution Plan covering employees of the Company who have attained age 18 and have completed 90 days of service and elect to participate in the Plan. Union members, temporary employees who have not completed at least 1,000 hours of service, and leased employees are not eligible to participant in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Mergers

On March 20, 2000, the Company completed its acquisition of Chicago Title and Trust Company and its subsidiaries (CTT). CTT had numerous defined contribution employee benefit plans, which were approved by the Board of Directors of Fidelity National Financial, Inc. to be merged into the Fidelity National Financial, Inc. 401(k) Profit Sharing Plan throughout 2001. The accompanying statement of changes in net assets available for benefits reflects the transfer in of net assets of these merged plans in the amount of $404,820,581. The following presents the effective dates and plan name of each of the merged plans:

Effective January 1, 2001, the following plans merged into the Plan: Chicago Title & Trust Company Savings and Profit Sharing Plan; United Title of Nevada, Inc. 401(k) Profit Sharing Plan; and Security Title Agency 401(k) Savings Plan.

Effective February 1, 2001, the following plans merged into the Plan: Executive Title Agency Corporation 401(k) Profit Sharing Plan; Chicago Title Market Intelligence, Inc. 401(k) Plan; Northwest Title Agency of Ohio & Michigan, Inc./NWORSCO 401(k) Plan; Chicago Title Flood Services, Inc. Employees 401(k) Plan; Island Title Company Retirement Plan; Fuentes & Kreisher, P.A. 401(k) Plan; and Chicago Title of Colorado, Inc. Employees 401(k) Plan and Trust.

Effective March 1, 2001, the following plans merged into the Plan: Fidelity National (formerly Chicago Title) Field Services, Inc. Profit Sharing Plan; Chicago Home Warranty, Inc. Profit Sharing Plan; and Credit Data of Hudson Valley, Inc. Profit Sharing And Asset Accumulation Plan.

Effective April 1, 2001, the following plans were merged into the Plan: The Title Office, Inc. 401(k) Profit Sharing Plan; Real Estate Index, Inc. 401(k) Profit Sharing Plan; and La Salle County Title Company, L.L.C. Profit Sharing 401(k) Plan, and Title Associates, L.L.C. 401(k) Plan.

Effective May 1, 2001, the Greater Illinois Title Company 401(k) Plan was merged into the Plan.

Effective June 1, 2001, the IDM Corporation 401(k) Plan was merged into the Plan.

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(c)	Contributions

Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation. Discretionary employer contributions may be made at the option of the Company’s board of directors. No discretionary employer contributions were made during the Plan years ended December 31, 2001 and 2000. Contributions are subject to certain limitations.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s contributions and (b) Plan earnings, and is charged with an allocation of losses. Allocations are based on participant earnings or account balances, as defined. Discretionary employer contributions, when made, are allocated in the ratio of participant compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service as follows:

Vested
Number of years of service	percentage

Less than 1 year	0%
1 year	34%
2 years	67%
3 years or more	100%

Prior to November 1, 2000, a participant vested 20% per year after one year of service and was 100% vested after five years of service or upon attainment of age 65, death or disability.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.75% to 10.50% on loans outstanding as of December 31, 2001. Principal and interest is paid ratably through payroll deductions.

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(g)	Payment of Benefits

On termination of service a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

(h)	Forfeited Accounts

At December 31, 2001 and 2000, forfeited non-vested accounts totaled $248,563 and $2,518, respectively. Forfeitures are used first, to restore the accounts of former participants, and second, to pay administrative expenses of the Plan if not paid by the Plan sponsor, then to reduce future employer contributions. There were no forfeited amounts used during the Plan year 2001 and 2000.

(i)	Administrative Expenses

Administrative expenses of the Plan that are not paid by the Company are paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The investment in the collective trust and the common stock of Fidelity National Financial, Inc. are valued at quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(3)	Investments

The following table represents the fair value of individual investments, with investments exceeding 5% of the Plan’s net assets separately identified:

	2001		2000

Wells Fargo Stable Return Fund	$41,822,098		10,942,408
Dreyfus Intermediate Term Income Fund	21,582,323	*	6,118,343
Janus Advisor Balanced Fund	18,559,050	*	12,917,498
American Century Equity Growth Fund	15,490,687	*	12,764,762
MFS Massachusetts Investors Growth Fund	18,176,337	*	16,381,909
American Century International Growth Fund	12,745,224	*	5,773,652
Fidelity National Financial, Inc. Common Stock	39,278,427		16,820,150
Chicago Trust Balanced Fund	63,327,368		5,028	**
Chicago Trust Growth & Income Fund	116,235,546		69,558	**
Chicago Trust & Title Money Market	62,225,698		—	**
All other investments less than 5%	64,054,229		7,558,661

Total	$473,496,987		89,351,969

*This amount represents less than 5% of the Plan’s net assets at December 31, 2001

**This amount represents less than 5% of the Plan’s net assets at December 31, 2000

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $39,238,906. During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,601,107.

(4)	Related-Party Transactions

Certain Plan investments were managed and held in trust by Merrill Lynch Trust Company, FSB for the period January 1, 2000 through October 31, 2000. Effective November 1, 2000, Wells Fargo Trust Operations became the trustee as defined by the Plan. As such, certain Plan investments in shares of mutual funds and common collective trusts managed by Wells Fargo Trust Operations qualify as party-in-interest transactions. Other Plan investments are shares of the common stock of the employer, Fidelity National Financial, Inc., a party in interest.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Subsequent Event

Effective January 1, 2002, the Board of Directors of Fidelity National Financial, Inc. (FNF) resolved to amend the plan to incorporate certain provisions establishing the Plan as a multiple-employer plan named the Fidelity National Financial Group 401(k) Profit Sharing Plan. In addition, the Board of Directors of Fidelity National Financial, Inc. resolved to allow the merger of the American National Financial, Inc. 401(k) Profit Sharing Plan (ANFI) and the Fidelity National Information Solutions, Inc. 401(k) Plan (FNIS) into this Plan in 2002. ANFI, FNIS and this Plan are affiliated plans under the common control of Fidelity National Financial, Inc.

Schedule

FIDELITY NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of issue, borrower,
lessor, or similar party	Description of investment	Current value

	Common/collective trust:
*Wells Fargo Trust Operations	Chicago Trust & Title Money Market	$62,225,698
*Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	6,135,215
*Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	41,822,098
	Mutual funds:
*Wells Fargo Trust Operations	Dreyfus Intermediate Term Income Fund	21,582,323
*Wells Fargo Trust Operations	Wells Fargo Outlook 2010 Fund Institutional Class	2,678,481
*Wells Fargo Trust Operations	Chicago Trust Balanced Fund	63,327,368
*Wells Fargo Trust Operations	Wells Fargo Outlook 2020 Fund Institutional Class	2,041,429
*Wells Fargo Trust Operations	Janus Advisor Balanced Fund	18,559,050
*Wells Fargo Trust Operations	Wells Fargo Outlook 2030 Fund Institutional Class	1,133,988
*Wells Fargo Trust Operations	Wells Fargo Outlook 2040 Fund Institutional Class	285,294
*Wells Fargo Trust Operations	American Century Equity Growth Fund	15,490,687
*Wells Fargo Trust Operations	Chicago Trust Growth & Income Fund	116,235,546
*Wells Fargo Trust Operations	MFS Capital Opportunities Fund	6,002,882
*Wells Fargo Trust Operations	MFS Massachusetts Investors Growth Fund	18,176,337
*Wells Fargo Trust Operations	American Century International Growth Fund	12,745,224
*Wells Fargo Trust Operations	Wells Fargo Small Cap Growth Fund	4,607,829
*Wells Fargo Trust Operations	Veredus Aggressive Growth Fund	21,814,877
	Common stock:
*Fidelity National Financial, Inc.	Fidelity National Financial, Inc. Common Stock	39,278,427
	Participant loans:
*Participant loans	Participant loans, various maturities, interest rates	19,354,234
	5.75% – 10.50%, balances collateralized by
	participant account

*Party in interest.		$473,496,987

See accompanying independent auditors’ report.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Fidelity National Financial, Inc. 401(k) Profit Sharing Plan

Date: June 28, 2002	/s/ Edward J. Dewey

EDWARD J. DEWEY TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.

23	Consent of KPMG, LLP